UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13-d2(a)

(Amendment No. 4)*

Fording Canadian Coal Trust
(Name of Issuer)
Trust Units
(Title of Class of Securities)
345425102
(CUSIP Number)
Peter C. Rozee Teck Cominco Limited Suite 3300 – 550 Burrard Street Vancouver, B.C. V6C 0B3 Telephone: (604) 699-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

OCTOBER 13, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345425102	Schedule 13D	Page 2 of 9

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Teck Cominco Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 12,857,142 SHARED VOTING POWER 16,650,000 SOLE DISPOSITIVE POWER 12,857,142 SHARED DISPOSITIVE POWER 16,650,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,507,142 Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.95%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 345425102	Schedule 13D	Page 3 of 9

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Teck Cominco Metals Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 16,650,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 16,650,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,650,000 Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.25%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 345425102	Schedule 13D	Page 4 of 9

Item 1. Security and the Issuer

This Amendment No. 4 to the Schedule 13D (“Amendment No. 3”) by Teck Cominco Limited (“Teck”) and Teck Cominco Metals Ltd., a wholly-owned subsidiary of Teck (“Teck Metals”), relates to trust units (the “Units”) of Fording Canadian Coal Trust, an open-ended mutual fund trust governed by the laws of the Province of Alberta, Canada (the “Issuer” or “Fording”). This Amendment No.4 supplementally amends the Initial Statement on Schedule 13D, filed by Teck and Teck Metals with the Securities and Exchange Commission on September 27, 2007 (the “Initial Statement”), as amended by Amendment No.1 to the Schedule 13D, filed by Teck and Teck Metals on June 20, 2008, as amended by Amendment No. 2 to the Schedule 13D, filed by Teck and Teck Metals on July 30, 2008, as amended by Amendment No. 3 to the Schedule 13D, filed by Teck and Teck Metals on September 30, 2008 (together, the “Initial Statement”). The principal executive offices of the Issuer are located at 205 9th Avenue SE, Suite 1000, Calgary, Alberta T2G 0R4. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows:

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended by adding the following at the end thereof:

On October 13, 2008 Teck and Teck Metals entered into agreements with a Canadian chartered bank (the “Agreements”) pursuant to which the bank has agreed to purchase on October 24, 2008 (the “Sale Date”) approximately 12.86 million Units of the Issuer held by Teck and approximately 14.79 million Units of the Issuer held by Teck Metals for a total of approximately 27.6 million Units of the Issuer.

Teck intends to use the proceeds of the sale to fund a portion of the cash payment in respect of the Transaction, which is expected to close on October 30, 2008. The purchase price to be paid per Fording Unit will be US$83.30, subject to adjustment after closing of the Transaction based on the volume weighted average price of Teck Class B subordinate voting shares. Based on a price of US$15 per Teck Class B subordinate voting share, the net proceeds to Teck from the sale will be approximately US$2.3 billion in aggregate.

Additionally, under the Agreements, if the Transaction does not close by November 5, 2008, the bank will settle its obligation to pay for the Fording Units based on the weighted average price of Fording Units on the New York Stock Exchange during the following 20 day period.

The summary of the Agreements contained in this Item 3 does not purport to be complete, and is qualified in its entirety by reference to the Agreements filed as Exhibit 1 and Exhibit 2 hereto, and incorporated herein by reference.

Item 4. Purpose of Transactions.

The information in Item 3 is incorporated herein by reference; otherwise, the information set forth in Item 4 of the Initial Statement remains unchanged.

Except as described in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

CUSIP No. 345425102	Schedule 13D	Page 5 of 9

Item 5. Interest in Securities of the Issuer.

(a) – (b) The aggregate number of Units held by Teck Metals, beneficially owned pursuant to the Unit Purchase Agreement will be 16,650,000 Units, representing 11.25% of the outstanding units of the Issuer. Teck Metal may be deemed to share voting and dispositive power with Teck with respect to the 16,650,000 Units. Teck holds 12,857,142 Units pursuant to the Combination Agreement, representing 8.7% of the outstanding units of the Issuer and has sole voting and dispositive power with respect to the 12,857,142 Units. Teck may be deemed to beneficially own the 16,650,000 Units held by Teck Metals, as a wholly-owned subsidiary and an aggregate of 29,507,142 Units, representing 19.95% of the outstanding units of the Issuer.

As of the date of this Schedule 13D, Ronald Millos, Senior Vice President, Finance and Chief Financial Officer beneficially owns 1,359 Units. Mr. Millos has sole voting and dispositive power with respect to those Units. Teck and Teck Metals disclaim beneficial ownership of any Units beneficially owned by Mr. Millos. Mr. Millos disclaims beneficial ownership of any Units beneficially owned by Teck and Teck Metals.

As of the date of this Schedule 13D, Jalynn Bennett, a Director, beneficially owns 1,347 Units. Ms. Bennett has no voting and dispositive power with respect to those Units. Teck and Teck Metals disclaim beneficial ownership of any Units beneficially owned by Ms. Bennett. Ms. Bennett disclaims beneficial ownership of any Units beneficially owned by Teck and Teck Metals.

As of the date of this Schedule 13D, Mayank M. Asher, a Director, beneficially owns 1,023 Units. Mr. Asher has sole voting and dispositive power with respect to those Units. Teck and Teck Metals disclaim beneficial ownership of any Units beneficially owned by Mr. Asher. Mr. Asher disclaims beneficial ownership of any Units beneficially owned by Teck and Teck Metals.

(c)         Except as disclosed in this Item 5 of this Schedule 13D, neither Teck nor Teck Metals, nor, to the best knowledge of Teck and Teck Metals, any of the directors or executive officers of Teck and Teck Metals has effected any transaction in the Units in the 60 days prior to the filing of this Schedule 13D.

(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 3 is incorporated herein by reference; otherwise, the information set forth in Item 6 ofthe Initial Statement remains unchanged.

Item 7. Material to be Filed as Exhibits.

Exhibit No.

1    Letter Agreement, dated as of October 13, 2008 between Teck Cominco Limited and the Bank of Nova Scotia.

2    Letter Agreement, dated as of October 13, 2008 between Teck Cominco Metals Ltd. and the Bank of Nova Scotia.

CUSIP No. 345425102	Schedule 13D	Page 6 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2008

TECK COMINCO LIMITED
By:	/s/ Peter C. Rozee
Name: Peter C. Rozee Title: Senior Vice President, Commercial Affairs

TECK COMINCO METALS LTD.
By:	/s/ Peter C. Rozee
Name: Peter C. Rozee Title: Senior Vice President, Commercial Affairs

CUSIP No. 345425102	Schedule 13D	Page 7 of 9

SCHEDULE I

Teck Cominco Limited

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and officer of Teck Cominco Limited is set forth below. The principal business and address of each director and officer is Teck Cominco Limited, Suite 3300-550 Burrard Street, Vancouver, B.C. V6C 0B3, unless otherwise indicated.

Name	Present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted)

DIRECTORS All directors listed below are Canadian citizens, except for Mr. Kuriyama and Mr. Mochihara who are both Japanese citizens.

Mayank M. Asher J. Brian Aune	Executive Vice President, Suncor Energy Inc. P.O. Box 38, 112 - 4 Avenue S.W. Calgary, Alberta T2P 2V5 Canada President, Alderprise Inc., 755 Meny Sud RR3 Magog, Quebec 71X 3WY Canada.

Jalynn H. Bennett	President, Jalynn H. Bennett and Associates Ltd., 303-247 Davenport Rd Toronto ON M5R 1J9 Canada

Hugh J. Bolton	Chairman, Epcor Utilities Inc., 10065 Jasper Avenue, Edmonton, Alberta T5J 3B1 Canada

Norman B. Keevil	Chairman, Teck Cominco Limited

Norman B. Keevil III	Chief Operating Officer, Triton Logging Inc., 6675 Mirah Road, Saanichton, BC, V8M 1Z4 Canada

Takashi Kuriyama	Executive Vice President, Sumitomo Metal Mining America Inc., #901 - 700 West Pender Street, Vancouver B.C. V6C 1G8 Canada

Donald R. Lindsay [1]	Chief Executive Officer, Teck Cominco Limited

Takuro Mochihara	Senior Managing Executive Officer, Dept. of Mineral Resources Division, Sumitomo Metal Mining Co., Ltd., 11-3, Shimbashi 5-chome, Minato-ku, Tokyo, 105-8716 JAPAN

_________________________

1          Mr. Lindsay is also a director of the Issuer.

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Derek G. Pannell	Managing Partner, Brookfield Properties BCE Place, 181 Bay Street, Suite 330, Toronto, Onatrio M5J 2T3 Canada

Janice G. Rennie	Corporate Director

Warren S.R. Seyffert [2]	Corporate Director

Keith E. Steeves	Corporate Director

Chris M.T. Thompson	Corporate Director

EXECUTIVE OFFICERS

All executive officers listed below are Canadian citizens, except for Mr. Kukielski and Mr. Vance who are both U.S. citizens and Mr. Higgins who is an Australian citizen. The principal business and address of each officer is Teck Cominco Limited, Suite 3300-550 Burrard Street, Vancouver, B.C. V6C 0B3.

OFFICERS
Norman B. Keevil Donald R. Lindsay	Chairman Chief Executive Officer and President

Roger J. Higgins Douglas H. Horswill	Senior Vice President Senior Vice President, Environment and Corporate Affairs

Peter G. Kukielski	Executive Vice President and Chief Operating Officer

G. Leonard Manuel	Senior Vice President and General Counsel

Ronald A. Millos	Senior Vice President, Finance and Chief Financial Officer

Peter C. Rozee	Senior Vice President, Commercial Affairs

Ronald J. Vance	Senior Vice President, Corporate Development

Timothy C. Watson	Senior Vice President, Project Development

________________________

[2]	Mr. Seyffert is also a director of the Issuer.

CUSIP No. 345425102	Schedule 13D	Page 9 of 9

Teck Cominco Metals Ltd.

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and officer of Teck Cominco Metals Ltd. is set forth below. The principal business and address of each director and officer is Teck Cominco Limited, Suite 3300-550 Burrard Street, Vancouver, B.C. V6C 0B3. All directors and executive officers listed below are Canadian citizens, except for Mr. Kukielski and Mr. Vance who are both U.S. citizens and Mr. Higgins who is an Australian citizen.

Name	Present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted)
DIRECTORS

Norman B. Keevil	Director, Teck Cominco Limited

Donald R. Lindsay [1]	President, Teck Cominco Limited

G. Leonard Manuel	Senior Vice President and General Counsel, Teck Cominco Limited
Ronald A. Millos	Senior Vice President and Chief Financial Officer, Teck Cominco Limited
Peter C. Rozee	Senior Vice President, Commercial Affairs, Teck Cominco Limited

OFFICERS

Donald R. Lindsay	Chief Executive Officer and President

Roger J. Higgins Douglas H. Horswill	Senior Vice President Senior Vice President, Environment and Corporate Affairs

Peter G. Kukielski	Executive Vice President and Chief Operating Officer

G. Leonard Manuel	Senior Vice President and General Counsel

Ronald A. Millos	Senior Vice President, Finance and Chief Financial Officer

Peter C. Rozee	Senior Vice President, Commercial Affairs

Ronald A. Vance	Senior Vice President, Corporate Development

Timothy C. Watson	Senior Vice President, Project Development

_________________________

[1] Mr. Lindsay is also a director of the Issuer.